EXHIBIT 99.1

                                 FORM 51-102F3

                            MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

         Rogers Communications Inc. ("RCI")
         The principal office of RCI is located at:
         333 Bloor Street East
         Toronto, Ontario
         M4W 1G9

ITEM 2   DATE OF MATERIAL CHANGE

         November 30, 2004

ITEM 3   NEWS RELEASE

         A news release was issued through Canada NewsWire on November 30, 2004.

ITEM 4   SUMMARY OF MATERIAL CHANGE

         RCI announced that Rogers Wireless Inc. ("Rogers Wireless"), a wholly owned subsidiary of Rogers Wireless Communications Inc. ("RWCI"), has completed a private placement in an aggregate principal amount of approximately US$2,356 million (approximately Cdn$2,807 million based on the November 19, 2004 noon rate of exchange as reported by the Bank of Canada). The private placement consisted of Cdn$460 million 7.625% Senior (Secured) Notes due 2011, US$550 million Floating Rate Senior (Secured) Notes due 2010, US$470 million 7.25% Senior (Secured) Notes due 2012, US$550 million 7.50% Senior (Secured) Notes due 2015 and US$400 million 8.00% Senior Subordinated Notes due 2012. The offering, which was announced on November 12, 2004, was made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, in the United States and pursuant to private placement exemptions in certain provinces of Canada.

         Rogers Wireless expects to use the proceeds from the private placement to make a $1,750.0 million distribution as a return of capital to RWCI; to repay $850.0 million of intercompany subordinated debt owing to RCI in connection with Rogers Wireless' acquisition of Microcell Telecommunications Inc.; and the remaining net proceeds to partially repay advances outstanding under Rogers Wireless' amended bank credit facility. RWCI is reviewing the various methods of transferring the $1,750.0 million distribution to its shareholders, so RCI will have adequate funds to repay its $1,750.0 million bridge credit facility incurred in connection with its acquisition of RWCI shares from AT&T Wireless Services, Inc. A determination of the method of such a distribution, including the timing thereof, will not take place until following completion of RCI's announced exchange offer for all of the outstanding Class B Restricted Voting shares of RWCI and the distribution will be subject to compliance with applicable legal requirements.


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ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         See the press release attached as Schedule A for a full description of the material change.

ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7   OMITTED INFORMATION

         No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8   EXECUTIVE OFFICER

         For further information please contact Bruce M. Mann, Vice President, Investor Relations, at (416) 935-3532.

ITEM 9   DATE OF REPORT

         December 1, 2004

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                                  SCHEDULE A

ROGERS WIRELESS COMPLETES PRIVATE PLACEMENT OF US$2,356 MILLION OF NOTES

TORONTO, Nov. 30 /CNW/ - Rogers Wireless Communications Inc. and Rogers Communications Inc. ("RCI") jointly announced today that Rogers Wireless Inc. ("Rogers Wireless"), a wholly owned subsidiary of Rogers Wireless Communications Inc., has completed a private placement in an aggregate principal amount of approximately US$2,356 million (approximately Cdn$2,807 million based on the November 19, 2004 noon rate of exchange as reported by the Bank of Canada). The private placement consisted of Cdn$460 million 7.625% Senior (Secured) Notes due 2011, US$550 million Floating Rate Senior (Secured) Notes due 2010, US$470 million 7.25% Senior (Secured) Notes due 2012, US$550 million 7.50% Senior (Secured) Notes due 2015 and US$400 million 8.00% Senior Subordinated Notes due 2012 (collectively, the "Notes"). The offering, which was announced on November 12, 2004, was made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), in the United States and pursuant to private placement exemptions in certain provinces of Canada.

The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is not an offer of the Notes for sale or a solicitation of an offer to purchase the Notes in the United States or Canada. The Notes have not been and will not be qualified for distribution under the securities laws of any province or territory of Canada except pursuant to prospectus exemptions.

Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. and Rogers Wireless Communications Inc. (the "Companies") caution that actual future events will be affected by a number of factors, including technological change, regulatory changes and competitive factors, many of which are beyond the Companies' control, and therefore may vary substantially from what they currently foresee. The Companies are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the most recent Annual Reports, Annual Information Forms and other periodic securities filings for the Companies filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

ABOUT THE COMPANIES:

Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) is Canada's leading provider of wireless services and operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard wireless communications technology. Giving effect to the recent acquisition of Microcell Telecommunications, Rogers Wireless has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.


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Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's largest wireless provider and the only provider operating on the GSM/GPRS world standard technology platform, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc. %SEDAR: 00003765EF

For further information: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com.